Exhibit 99.2

GOLD RESERVE INC.
March 31, 2016
Management’s Discussion and Analysis

U.S. Dollars

(unaudited)

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

This Management’s Discussion and Analysis of Financial Condition and Results of Operations, dated
May 11, 2016 is intended to assist in understanding and assessing our results of operations and financial condition and should be read in conjunction with the March 31, 2016 consolidated financial statements and related notes.

Gold Reserve, an exploration stage mining company, is engaged in the business of acquiring, exploring and developing mining projects. Management’s recent activities have focused on:

•         Ongoing communication with representatives of Venezuela to collect the Award which led to the signing, on February 24, 2016, of the Memorandum of Understanding  (the “MOU”) with Venezuela that contemplates settlement, including payment and resolution, of the Award, the transfer of the mining data related to the Brisas Project (the “Mining Data”) previously compiled by the Company, as well as the joint development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined into one project (the "Brisas-Cristinas Project");

•         Continued efforts to ensure timely payment of amounts awarded (including pre and post award interest and legal costs) (the “Arbitral Award” or “Award”) by the tribunal of the International Centre for Settlement of Investment Disputes (the "ICSID Tribunal" or "Tribunal") on September 22, 2014 in connection with Venezuela's seizure of our mining project known as the Brisas Project;

•         Evaluating other exploration mining prospects which on March 1, 2016, concluded in the acquisition of certain wholly-held Alaska mining claims pursuant to a Purchase and Sale Agreement dated as of January 12, 2016;

•         Completion of a non-brokered private placement for gross proceeds of up to US $38.0 million; and

•         Pursing opportunities to dispose of the remaining Brisas Project related assets.

BRISAS ARBITRAL AWARD

SETTLEMENT EFFORTS

On February 24, 2016, we entered into an MOU with Venezuela that contemplates settlement, including payment and resolution, of the Award granted in our favor by ICSID in respect of the Brisas Project, the transfer of the Mining Data, as well as the development of the Brisas-Cristinas Project by the parties.

Under the terms proposed in the MOU, Venezuela would proceed with payment of the Award including accrued interest and enter transactional (settlement) and mixed company agreements, which are contemplated by the terms of the MOU, subject to various conditions, including without limitation, receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for our contribution of the Mining Data to the Brisas-Cristinas Project.

Following completion of the definitive agreements, it is anticipated that Venezuela, with our assistance, would work to complete the financing to fund the contemplated payments to us pursuant to the Award and for our Mining Data and $2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment of the Award, we will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with our technical data with respect to the Brisas Project, would be transferred to a Venezuelan mixed company, which is expected to be beneficially owned 55% by Venezuela and 45% by Gold Reserve (the “Mixed Company”). We also anticipate being engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a special economic zone providing the establishment of a special customs framework for the Mixed Company and other tax and economic benefits.

The MOU is not binding on either party and may be unilaterally terminated by either party at any time upon simple communication to the other party indicating the date of termination.  The MOU was initially scheduled to terminate on April 24, 2016, but it was extended by the parties to May 12, 2016.

We expect to satisfy our outstanding obligations under the notes and the CVRs, as defined herein, and distribute to our shareholders substantially all of the net proceeds (subject to the payment of all outstanding or incurred corporate obligations and/or taxes) following any payment by Venezuela under the Award or with respect to contribution by us of the Mining Data to the Mixed Company.

ENFORCEMENT AND COLLECTION EFFORTS

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded us the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $64,000 per day based on current rates) for a total estimated Award as of the date of this report of $772 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Award, both parties filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. We identified what we considered an inadvertent arithmetic error that warranted an increase in the Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in our favor on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Although the process of getting the Award recognized and enforced is different in each jurisdiction, the process in general is–we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity.

Legal Activities in France

The Award was issued by a Tribunal constituted pursuant to the arbitration rules of ICSID’s Additional Facility and, by agreement of the parties the seat of the Tribunal was in Paris.  As a consequence, the Award is subject to review by the French courts.

Venezuela's Requests for Annulment

Application for Annulment of the September 22, 2014 ICSID Arbitral Award

In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the Award annulled or set aside. According to the initial schedule established by the Paris Court of Appeal, written pleadings were supposed to be closed by October 15, 2015 and the hearing of Venezuela’s application to annul was to take place on November 3, 2015. Because the president of the section who was to rule on the case has been promoted to become a judge at the French Supreme Court, the Paris Court of Appeal decided to postpone the hearing from November 3, 2015 to March 10, 2016, and the date of the closure of the proceedings from October 15, 2015 to March 3, 2016.  The procedural schedule contemplated a decision on Venezuela’s annulment application on May 10, 2016. The parties jointly requested the Court of Appeal to postpone issuance of the decision to which the Court agreed and subsequently advised the parties it would render its decision on June 14, 2016.

 Application for Annulment of the December 15, 2014 Reconfirmation of Arbitral Award

Venezuela also filed an application before the Paris Court of Appeal to annul the December 15th Decision whereby the Tribunal dismissed Venezuela’s motion to correct the Award (see December 15, 2014 Reconfirmation of Arbitral Award above). Venezuela filed its brief on this matter on May 5, 2015 and on May 7, 2015 the Paris Court of Appeal accepted a proposal by both parties to follow the same procedural schedule established for the initial application for annulment discussed above. While the same procedural schedule contemplated a decision on both of Venezuela's annulment applications on May 10, 2016, the parties jointly requested the Court of Appeal to postpone issuance of the decision, as noted above, to June 14, 2016. Neither annulment proceedings discussed herein affect the enforceability of the Award in the interim.

Application for Exequatur

On October 31, 2014, we filed an application before the Paris Court of Appeal to obtain an Order of exequatur for the recognition of the Award in France. Venezuela opposed our application and requested a stay of execution pending the determination of its application for annulment of the Award discussed above. On January 29, 2015, the Paris Court of Appeal granted our application for exequatur and dismissed Venezuela’s request to stay the execution of the Award pending the outcome of its application to annul the Award. This decision is not appealable. Since Venezuela was denied its motion to stay the execution of the Award, the exequatur or recognition of our ICSID Award granted on January 29, 2015 remains in full force and effect.

Legal Activities in US District Court for the District of Columbia

On November 26, 2014, we filed in the U.S. District Court for the District of Columbia (the "district court") a petition to confirm the Award. Venezuela initially avoided service related to the filing, refusing, among other things, to authorize its U.S. counsel to accept service of our petition.  Subsequently on April 15, 2015, Venezuela agreed to accept service and further agreed to respond to the petition on or before June 12, 2015.  On that date, Venezuela filed a motion to dismiss and raised arguments that were essentially the same as those invoked in its still-pending application to annul the Award before the Paris Court of Appeal.  In the alternative, Venezuela asked for a stay of enforcement of the Award pending the annulment determinations by the Paris Court of Appeal. We filed our response to Venezuela’s arguments on July 2, 2015, and thereafter through September 25, 2015, further briefing was submitted by both parties to the district court.

On November 20, 2015, the district court entered an Order denying Venezuela’s motion to dismiss or in the alternative stay the proceedings, granting our petition to confirm the Award, confirming the Award, and entering judgment for us against Venezuela in the amount of $713,032,000 plus (i) pre-award interest in the amount of $22,299,576, (ii) post-award interest on the total amount awarded, inclusive of pre-award interest, at a rate of LIBOR plus 2%, compounded annually, from September 22, 2014, until payment in full; and (iii) $5 million in legal fees and costs awarded by the ICSID Tribunal (collectively, the “Judgment”).  Thereafter we vigorously pursued all available measures to enforce and collect on the Judgment, in full. On December 8, 2015, we filed a motion for an Order by the district court under 28 U.S.C. § 1610(c) determining that a “reasonable period of time” had elapsed since entry of the Judgment.  Venezuela filed an opposition, and we filed a reply.  By Order dated January 20, 2016, the district court granted the motion, thus allowing us to pursue further efforts to enforce and collect on the Judgment.

On December 16, 2015, Venezuela filed a notice of appeal of the Judgment to the United States Court of Appeals for the District of Columbia Circuit.  The parties have completed their initial procedural filings.  The filing of the appeal does not automatically stay enforcement of the Judgment. On January 20, 2016, we filed a motion for an Order by the district court permitting registration of the Judgment in federal district courts outside the District of Columbia.  Venezuela filed an opposition, and we filed a reply.

On January 21, 2016, Venezuela filed a motion for a stay of execution of the Judgment pending appeal without it having to file an appeal bond.  We filed an opposition, and Venezuela filed a reply. On January 27, 2016, we served Venezuela with requests for written discovery (interrogatories and requests for production of documents) in aid of enforcement of the Judgment.  The original date for Venezuela to respond to the discovery requests was February 26, 2016.

On February 23, 2016, the parties filed a stipulation with the district court stating that Venezuela consented to the relief requested in our above-referenced motion for an Order permitting registration of the Judgment outside the District of Columbia, that we would not so register the Judgment prior to March 21, 2016, and that Venezuela’s due date to respond to our January 27, 2016 discovery requests would be extended to March 28, 2016.  On February 24, 2016, the district court entered an Order enforcing the terms of this stipulation. On February 24, 2016, the district court denied Venezuela’s above-referenced motion for a stay of execution pending appeal.  On March 7, Venezuela requested the same relief in a motion filed with the appellate court.  We filed an opposition brief, Venezuela filed a reply and the issue is now fully briefed for a decision by the appellate court.

On March 28, 2016, the parties agreed that Venezuela’s due date to respond to our January 27, 2016 discovery requests would be further extended to April 27, 2016, and that we would not register the Judgment in other federal district courts prior to April 27, 2016.

On May 4, the appellate court denied Venezuela's motion for a stay of execution pending appeal.  On May 6, 2016, the parties agreed to extend the above-referenced April 27, 2016 deadlines to May 22, 2016.  That same day, the appellate court issued a schedule for the appeal, with briefing to occur between June 15, 2016 and August 19, 2016.

Legal Activities in Luxembourg

On October 28, 2014, we were granted an exequatur for the recognition and execution of the Award by the Tribunal d’arrondissement de et à Luxembourg. As a result, we are allowed to proceed with conservatory or attachment actions against Venezuela’s assets in the Grand Duchy of Luxembourg. On January 12, 2015, Venezuela filed a notice of appeal of this decision in the Cour d’appel de Luxembourg (the "Luxembourg Court of Appeal") asking for a stay of execution pending the determination of its application to annul the Award before the Paris Court of Appeal.

The Luxembourg Court of Appeal subsequently issued a scheduling direction, dividing Venezuela’s arguments in two and ordering that the arguments on form and the request for stay of execution be heard together, on May 21, 2015. In accordance with the scheduling direction, we filed our response to Venezuela’s first set of arguments, on March 16, 2015, Venezuela filed a reply on April 20, 2015 and, thereafter we filed our reply on April 30, 2015.

On June 25, 2015, the Luxembourg Court of Appeal stayed Venezuela's appeal of the October 28, 2014 order of the Chairman of the Tribunal d’arrondissement de et à Luxembourg granting the exequatur (recognition and execution) of the Award in Luxembourg, on the basis that the Paris Court of Appeal is scheduled to hear Venezuela’s application to annul within a few months. The exequatur remains in full effect which means that we are free to proceed with seizure filings if and when we deem it appropriate.

Legal Activities in England

On May 19, 2015, we filed in the High Court (Queen Bench’s Division - Commercial Court) an application for leave to enforce the Award pursuant to s. 101(2) of the Arbitration Act. In the English courts, such application is made by way of an Arbitration Claim Form (the "Claim"). On May 21, the Court granted leave to enforce the Award as a judgment or Order of the court, and entered judgment in the amount of the Award (the "Order and Judgment").  On September 25, 2015 (prior to formal service), Venezuela made an application to the Court for declarations that the Court had no jurisdiction over the Claim, and for Orders that (i) the Claim be set aside, (ii) service of the Claim (if any) be dismissed and (iii) the Order and Judgment be set aside (the "Jurisdiction Application").

The hearing for the Jurisdiction Application took place in London from January 18 to 20, 2016 and judgment was handed down on February 2, 2016.  The Court dismissed the Jurisdiction Application and ordered that, among other things, Venezuela did not have sovereign immunity and we followed the correct procedure in relation to the Claim. On February 23, 2016, Venezuela filed an Appeal with the Court of Appeal.  We have responded to the Appeal.

The parties have agreed by consent to extend the time for Venezuela to make any further application to set aside the Order and Judgment until 14 days following resolution of the Appeal of the Jurisdiction Application by Venezuela.  We intend to continue to take all available steps to ensure that Appeal of the Jurisdiction Application is resolved as quickly as possible, and that any further application that Venezuela may make will be dealt with expeditiously, so that enforcement can proceed without further delay.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award or sale of the Mining Data including payments pursuant to the terms of the 2018 Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award or sale of the Mining Data, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 9 to the consolidated financial statements).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred. An estimated $1.8 million of contingent legal fees will also become due upon the collection of the Award.

The 2018 Notes can be redeemed at a price equal to 120% of the principal amount paid upon payment of the Award or receipt of proceeds from the disposition of the Mining Data, subject to certain limitations.  We also have outstanding contingent value rights ("CVRs") which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Award or disposition of the Mining Data related to the development of the Brisas Project. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration we received and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Arbitral Award is collected.

EXPLORATION PROSPECTS

LMS GOLD PROJECT

On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property  for $350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) “Precious Metals” produced and recovered from the Property equal to 3% of “Net Smelter Returns” on such metals (the “Precious Metals Royalty”) and (ii)  “Base Metals” produced and recovered from the Property equal to 1% of  Net Smelter Returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million. The Property consists of 36 contiguous State of Alaska mining claims covering 61 km² in the Goodpaster Mining District situated approximately 25 km north of Delta Junction and 125 km southeast of Fairbanks, Alaska and is accessible either by winter road or river boat providing year-round, non-helicopter support access.  Several trails have been constructed providing surface access across the property.

The Property remains at an early stage of exploration and is the subject of a National Instrument 43-101 Technical Report entitled “Technical Report on the LMS Gold Project, Goodpaster Mining District, Alaska” dated February 19, 2016 prepared for us by Ed Hunter, BSc., P. Geo and Gary H. Giroux, M.A. Sc., P. Eng.

Financial Overview

Our overall financial position continues to be influenced by a number of significant historical events: the seizure of our mining project known as the Brisas Project by the Venezuelan government, the subsequent write-off of the accumulated Brisas Project development costs and impairment of the value of the equipment originally acquired for the Brisas Project, legal costs related to obtaining the Arbitral Award and efforts to enforce and collect it, interest expense related to Convertible Notes and our restructuring of outstanding debt in 2012, 2014 and 2015.

Recent operating results have primarily been shaped by expenses associated with the enforcement and collection of the Arbitral Award in various international jurisdictions, interest expense related to our debt and maintenance of our legal and regulatory obligations.

We have no commercial production and, as a result, continue to experience losses from operations, a trend we expect to continue unless we collect, in part or whole, the Arbitral Award, proceeds from the sale of the Mining Data and/or successfully develop the Brisas-Cristinas or LMS Gold Projects.

Historically we have financed our operations through the issuance of common stock, other equity securities and debt. The timing of any future investments or transactions if any, and the amounts that may be required cannot be determined at this time and are subject to available cash, the collection, if any, of the Award, sale of remaining Brisas Project related equipment, the timing of the conversion or maturity of the outstanding Convertible Notes and Interest Notes and/or future financings, if any. We have only one operating segment, the exploration and development of mineral properties.

Our efforts to address longer-term funding requirements may be adversely impacted by financial market conditions, industry conditions, regulatory approvals or other unknown or unpredictable conditions and, as a result, there can be no assurance that additional funding will be available or, if available, offered on acceptable terms.

During the fourth quarter of 2015, we issued approximately $13.4 million of New Notes and modified, amended and extended the maturity date of approximately $43.7 million of Modified Notes. The terms of the agreement were finalized on November 30, 2015. The Modified Notes were amended to be consistent with the terms of the New Notes (as more fully described herein and in Note 10 to the consolidated financial statements).

Liquidity and Capital Resources

At March 31, 2016, the Company had cash and cash equivalents of approximately $10.6 million which represents an increase from December 31, 2015 of approximately $1.3 million. The net increase was due to proceeds of $4.1 million from the issuance of common shares upon the exercise of stock options partially offset by cash used in operations as more fully described in the “Operating Activities” section below.

	2016	Change	2015
Cash and cash equivalents	$10,616,058	$1,265,166	$9,350,892

As of March 31, 2016, we had financial resources including cash, cash equivalents and marketable securities totaling approximately $10.9 million, Brisas Project related equipment with an estimated fair value of approximately $12.2 million (See Note 7 to the consolidated financial statements), short-term financial obligations including accounts payable and accrued expenses of approximately $1.4 million and long-term indebtedness of approximately $60.2 million face value.

We have no revenue producing operations at this time and our working capital position, cash burn rate and debt maturity schedule will require us to seek additional sources of funding to ensure our ability to continue our activities in the normal course. We are continuing our efforts to realize value from the remaining Brisas Project related assets and pursue a timely collection or settlement of the Arbitral Award and sale of the Mining Data. We may also initiate other debt and equity funding alternatives that may be available.

Operating Activities

Cash flow used in operating activities for the three months ended March 31, 2016 and 2015 was approximately $2.6 million and $1.6 million, respectively. Cash flow used in operating activities consists of net operating losses (the components of which are more fully discussed below) adjusted for non-cash expense items primarily related to accretion of convertible notes recorded as interest expense and certain non-cash changes in working capital.

Cash flow used in operating activities during the three months ended March 31, 2016 increased from the prior comparable period primarily due to increases in costs associated with collection and/or settlement efforts related to the Arbitral Award and increase in legal expense associated with additional regulatory filings.

Investing Activities

During the three months ended March 31, 2016, the company acquired the LMS Gold Project for $350,000 and recorded proceeds from the disposition of marketable securities of $48,300. The Company had no cash flows from investing activities during the first quarter of 2015. As of March 31, 2016, the Company held approximately $12.2 million of Brisas project related equipment intended for future sale.

Financing Activities

During the three months ended March 31, 2016, certain directors, officers, employees and consultants exercised approximately 2.3 million expiring outstanding options at an exercise price of $1.82. As a result, we received net proceeds from the exercise of approximately $4.1 million. The Company had no cash flows from financing activities during the first quarter of 2015

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of March 31, 2016 (For further details see Note 10 to the consolidated financial statements):

	Payments due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Convertible Notes[1]	$ 58,099,717	$ -	$ 57,057,717	$ -	$ 1,042,000
Interest Notes	22,679,177	-	22,679,177	-	-
Interest	372,515	57,310	114,620	114,620	85,965
	$ 81,151,409	$ 57,310	$ 79,851,514	$ 114,620	$ 1,127,965

1         Includes $57,057,717 principal amount of 2018 Notes and $1,042,000 principal amount of 5.50% convertible notes due June 15, 2022 (The "2022 Notes" and, together with the 2018 Notes, the "Convertible Notes”, which consists of convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014 as well as 2015. Subject to the terms of the Indenture governing the Convertible Notes, the Convertible Notes may be converted into our Class A common shares, redeemed or repurchased. During 2014 we extended the maturity date of approximately $25.3 million notes from June 29, 2014 to December 31, 2015 and issued approximately $12 million of new notes also maturing December 31, 2015. The interest paid on the extended notes was increased to 11% from 5.5% consistent with the interest paid on the new notes.

During 2015 we extended the maturity date of approximately $43.7 million notes and interest notes from December 31, 2015 to December 31, 2018 and issued approximately $13.4 million of additional notes also maturing December 31, 2018 (the "2015 Restructuring"). The amounts shown above include the principal payments due unless the notes are converted, redeemed or repurchased prior to their due date (See Note 10 to the consolidated financial statements).

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of March 31, 2016 is comprised of approximately $39.0 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $2.1 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the notes with the resulting charge recorded as interest expense.

Results of Operations

Summary Results of Operations

	2016	2015	Change
Other Income	$ 44,921	$ 16,602	$ 28,319
Total Expenses	(4,967,215)	(3,728,933)	(1,238,282)
Net Loss	$(4,922,294)	$ (3,712,331)	$(1,209,963)

Consolidated net loss for the three months ended March 31, 2016 was approximately $4.9 million representing an increase of $1.2 million from the comparable period in 2015.

Other Income

	2016	2015	Change
Gain on disposition of marketable securities	$ 48,300	$ -	$ 48,300
Interest	2,112	2	2,110
Foreign currency gain (loss)	(5,491)	16,600	(22,091)
	$ 44,921	$ 16,602	$ 28,319

The Company has no commercial production at this time and, as a result, other income is typically variable from period to period. The change in other income was primarily due to gain on disposition of marketable securities partially offset by a decrease in foreign currency gain.

Expenses

The increase in legal and accounting expense during the first quarter of 2016 is primarily attributable to fees incurred in relation to additional regulatory filings associated with the restructuring of convertible notes in November 2015. Arbitration expense during the three months ended March 31, 2016 increased from the comparable period in 2015 by approximately $0.9 million due to ongoing enforcement and collection efforts and increased efforts to settle the Arbitral Award, specifically the preparation of the agreements contemplated in the MOU. The increase in interest expense was due to the 2015 extension of the maturity date of the outstanding notes and the issuance of additional notes.  Overall, total expenses for the three months ended March 31, 2016 increased by approximately $1.2 million over the comparable period in 2015.

	2016	2015	Change
Corporate general and administrative	$ 733,684	$ 736,192	$ (2,508)
Exploration	61,552	58,172	3,380
Legal and accounting	193,268	91,739	101,529
	988,504	886,103	102,401

Venezuelan operations	14,025	28,615	(14,590)
Arbitration	1,344,835	435,609	909,226
Equipment holding costs	209,467	198,239	11,228
Interest expense	2,410,384	2,180,367	230,017
	3,978,711	2,842,830	1,135,881
Total expenses	$ 4,967,215	$ 3,728,933	$1,238,282

SUMMARY OF QUARTERLY RESULTS

Quarter ended	3/31/16	12/31/15	9/30/15	6/30/15	3/31/15	12/31/14	9/30/14	6/30/14
Other Income (loss)	$44,921	$(541,993)	$(1,662)	$(10,748)	$16,602	$(7,099,515)	$(3,967)	$(162,556)
Net loss
before tax (1)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)	(7,792,138)	(4,347,337)
Per share	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)
Fully diluted	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)
Net loss (1)	(4,922,294)	(6,389,066)	(3,581,046)	(4,453,454)	(3,712,331)	(10,616,891)	(7,792,138)	(4,347,337)
Per share	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)
Fully diluted	(0.06)	(0.08)	(0.05)	(0.06)	(0.05)	(0.14)	(0.10)	(0.06)

(1)     Net loss from continuing and total operations attributable to owners of the parent.

Other income (loss) in the first quarter of 2016 was primarily related to gain on disposition of marketable securities. Other income (loss) in the fourth quarter of 2015 was primarily due to the restructuring of the 2018 Notes and the impairment of marketable securities. Other income (loss) in the first and third quarters of 2015 was a result of foreign exchange gain (loss). Other income (loss) in the second quarter of 2015 primarily related to the sale of equipment. Other income (loss) in the fourth quarter of 2014 was primarily due to write down of property and equipment and loss on impairment of marketable securities. During the third quarter of 2014, other income (loss) consisted of foreign currency gains (losses), losses on marketable securities and interest income.  In the second quarter of 2014 the loss was related to loss on debt restructuring due to the remaining unamortized discount on convertible notes prior to the restructuring.

Net loss in the first quarter of 2016 decreased after the loss had increased in the fourth quarter of 2015 due to the restructuring of the 2018 Notes. This 2016 decrease was partially offset by an increase in legal costs associated with efforts to settle the Arbitral Award. The decrease in net loss during the third quarter of 2015 was primarily due to a decrease in arbitration costs. The increase in net loss during the second quarter of 2015 was primarily due to increases in arbitration expense and accretion of Convertible Notes. Net loss increased in the fourth quarter of 2014 due to a write-down of property and equipment. In the third quarter of 2014 the loss increase was related to $3.4 million in legal fees and $0.7 million of non-cash stock option compensation expense related to the issuance of the Award. The increase in net loss during the second quarter of 2014 was primarily due to the restructuring of convertible notes and the write-off of mineral property.

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.